Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

First Quarter
June 30, 2008

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended June 30

	2008	2007

Revenues	$457,843	$370,494

Cost of revenues	275,579	222,614
Selling, general and administrative expenses	138,146	105,991
Depreciation	6,145	4,187
Amortization of intangibles other than brokerage backlog	3,629	2,164
Amortization of brokerage backlog	529	1,055
Operating earnings	33,815	34,483
Interest expense, net	3,974	2,988
Other income, net (note 6)	(1,043)	(1,278)
Earnings before income tax and minority interest	30,884	32,773
Income tax	8,778	10,536
Earnings before minority interest	22,106	22,237
Minority interest share of earnings	5,995	6,552
Net earnings from continuing operations	16,111	15,685
Net earnings from discontinued operations, net of income tax (note 5)	1,754	2,397
Net earnings	$17,865	$18,082
Preferred share dividends	2,616	-
Net earnings available to common shareholders	$15,249	$18,082

Net earnings per common share (note 9)
Basic
Continuing operations	$0.45	$0.53
Discontinued operations	0.06	0.08
	$0.51	$0.61

Diluted
Continuing operations	$0.41	$0.48
Discontinued operations	0.06	0.08
	$0.47	$0.56

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	June 30, 2008	March 31, 2008
Assets
Current assets
Cash and cash equivalents	$61,868	$76,818
Restricted cash	10,043	8,858
Accounts receivable, net of allowance of $10,895 (March 31, 2008 - $10,716)	207,921	177,048
Income tax recoverable	16,369	16,887
Inventories	19,683	20,519
Prepaid expenses and other current assets	23,267	20,982
Deferred income tax	20,555	19,540
Assets held for sale	83,445	88,163
	443,151	428,815
Other receivables	4,830	4,446
Fixed assets	83,018	80,991
Other assets	30,948	29,393
Deferred income tax	14,216	14,082
Intangible assets	163,550	165,919
Goodwill	331,097	322,095
Assets held for sale	42,352	43,602
	670,011	660,528
	$1,113,162	$1,089,343

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$47,556	$49,465
Accrued liabilities	183,152	189,349
Income tax payable	2,258	36
Unearned revenues	32,726	23,846
Long-term debt – current (note 7)	24,224	24,777
Deferred income tax	398	411
Liabilities held for sale	37,858	45,758
	328,172	333,642
Long-term debt – non-current (note 7)	355,993	331,253
Other liabilities	21,621	18,236
Deferred income tax	37,537	41,618
Liabilities held for sale	-	441
Minority interest	60,468	58,468
	475,619	450,016
Shareholders’ equity
Preferred shares (note 11)	149,477	149,477
Common shares	85,362	88,919
Contributed surplus	13,988	13,135
Receivables pursuant to share purchase plan	(765)	(765)
Retained earnings	47,469	43,415
Cumulative other comprehensive earnings	13,840	11,504
	309,371	305,685
	$1,113,162	$1,089,343
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2007	-	$-	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875

FIN 48 adjustment (note 2)	-	-	-	-	-	-	(4,200)	-	(4,200)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	18,082	-	18,082
Foreign currency translation adjustments	-	-	-	-	-	-	-	5,105	5,105
Unrealized gain on available-for-sale equity securities, net of income tax of $446	-	-	-	-	-	-	-	2,033	2,033
Comprehensive earnings									25,220
Subordinate Voting Shares:
Stock option expense	-	-	-	-	513	-	-	-	513
Stock options exercised	-	-	90,550	860	-	-	-	-	860
Issued for purchase of minority interest	-	-	3,556	84	-	-	-	-	84
Purchased for cancellation	-	-	(121,400)	(392)	-	-	(3,127)	-	(3,519)
Balance, June 30, 2007	-	$-	29,895,594	$80,660	$7,070	$(1,232)	$186,101	$11,234	$283,833

Balance, March 31, 2008	5,979,074	$149,477	30,112,587	$88,919	$13,135	$(765)	$43,415	$11,504	$305,685

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	17,865	-	17,865
Foreign currency translation adjustments	-	-	-	-	-	-	-	815	815
Unrealized gain on available-for-sale equity securities, net of income tax of $334	-	-	-	-	-	-	-	1,521	1,521
Comprehensive earnings									20,201
Subsidiaries’ equity transactions	-	-	-	-	180	-	-	-	180
Subordinate Voting Shares:
Stock option expense	-	-	-	-	673	-	-	-	673
Stock options exercised	-	-	42,000	100	-	-	-	-	100
Purchased for cancellation	-	-	(960,300)	(3,657)	-	-	(11,195)	-	(14,852)
Preferred Shares:
Dividends (note 11)	-	-	-	-	-	-	(2,616)	-	(2,616)
Balance, June 30, 2008	5,979,074	$149,477	29,194,287	$85,362	$13,988	$(765)	$47,469	$13,840	$309,371

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended June 30
	2008	2007
Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$16,111	$15,685
Items not affecting cash:
Depreciation and amortization	10,303	7,406
Deferred income taxes	(1,166)	(993)
Minority interest share of earnings	5,995	6,552
Other	811	828

Changes in non-cash working capital:
Accounts receivable	(30,411)	(18,927)
Inventories	836	620
Prepaids and other assets	(2,225)	(1,015)
Payables and accruals	(7,511)	3,044
Unearned revenues	7,472	5,385
Discontinued operations	2,365	12,939
Net cash provided by operating activities	2,580	31,524

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(6,553)	(50,141)
Purchases of minority shareholders’ interests, net (note 4)	(2,613)	(1,830)
Purchases of fixed assets	(8,173)	(10,104)
Increases in other assets	(835)	(2,933)
Changes in other receivables	(385)	844
Increase in other liabilities	3,595	3,694
Changes in restricted cash	(1,185)	8,681
Discontinued operations	(676)	(687)
Net cash used in investing activities	(16,825)	(52,476)

Financing activities
Increase in long-term debt	44,473	21,173
Repayment of long-term debt	(20,286)	(14,286)
Proceeds received on exercise of stock options	100	860
Repurchases of Subordinate Voting Shares	(14,852)	(3,519)
Dividends paid to minority shareholders of subsidiaries	(5,757)	(1,791)
Dividends paid to preferred shareholders	(2,616)	-
Discontinued operations	-	(2,604)
Net cash provided by (used in) financing activities	1,062	(167)
Effect of exchange rate changes on cash	1,744	5,145

Decrease in cash and cash equivalents	(11,439)	(15,974)

Cash and cash equivalents, beginning of period	76,818	102,806
Amounts held by discontinued operations, beginning of period	3,848	1,364
	80,666	104,170

Cash and cash equivalents, end of period	61,868	88,173
Amounts held by discontinued operations, end of period	7,359	23
	$69,227	$88,196
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in North America and various other countries around the world.  The Company’s operations are conducted through three segments: Commercial Real Estate Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2008.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2008 and the results of operations and its cash flows for the three month period ended June 30, 2008.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended June 30, 2008 are not necessarily indicative of the results to be expected for the nine month transitional period ending December 31, 2008, as the Company adopts a December year-end effective December 31, 2008.

The Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) effective April 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position No. 157-2, the application of SFAS 157 is delayed to fiscal years beginning after November, 15, 2008 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.

The adoption of SFAS 157 did not result in a material effect on the results or balances, however additional disclosures are now required as shown in note 8.  The financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.  A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2– Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

The Company adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”) effective April 1, 2008.  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The Company did not elect the fair value measurement option under SFAS 159 for any financial assets or liabilities.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) on April 1, 2007.  The cumulative effect of the adoption of FIN 48 was an increase in tax provision of $3,800, including $700 of accrued interest, which was accounted for as a reduction of retained earnings as at April 1, 2007 of $4,200 and a reduction of goodwill of $400.

3.
ACQUISITIONS – During the three month period, the Company made two acquisitions in Commercial Real Estate Services and one acquisition in Property Services for aggregate cash consideration of $6,553 which was allocated as follows: intangible assets $1,491; net tangible assets and liabilities $(1,830); minority interest $(593) and goodwill $7,485.  The purchase price allocations are preliminary and are expected to be finalized within one year of the respective acquisition dates as assessments of the fair values of intangible assets acquired are completed.  In the prior year period, acquisitions were made for cash consideration of $45,788.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at June 30, 2008, there was contingent consideration outstanding of up to $51,700 ($53,600 as at March 31, 2008).  The contingencies will expire during the period extending to February 2011.  In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%.  The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was no contingent consideration issued during the three months ended June 30, 2008 (2007 - $4,353) and allocated to goodwill.

The majority of the goodwill recognized during the three months ended June 30, 2008 is expected to be deductible for income tax purposes.

4.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS, NET – During the three months ended June 30, 2008, the Company completed purchases of shares of subsidiaries for cash consideration of $3,866 (three months ended June 30, 2007 – cash consideration of $2,090 and stock consideration of $84).  The purchase prices for the 2008 transactions were allocated as follows: minority interest $1,231 and goodwill $2,635.  The purchase price allocations are preliminary and are expected to be finalized by December 31, 2008 as assessments of the fair values of intangible assets acquired are completed.  Also during the three month period ended June 30, 2008, the Company sold shares in a subsidiary for cash proceeds of $1,253 (three months ended June 30, 3007 – cash proceeds of $260).

5.
DISCONTINUED OPERATIONS – Discontinued operations includes the operations comprising the Integrated Security Services segment, the sale of which was completed on July 1, 2008, and the Company’s Canadian commercial mortgage securitization operations which was wound down in the prior fiscal year.

As at June 30, 2008, the Company had contracts to convert fixed-rate mortgage loans to floating rates in its discontinued mortgage securitization operation.  The notional amount of these contracts at June 30, 2008 was $143,500.  Because the contracts do not qualify as accounting hedges, changes in the fair value of the contracts are recognized in earnings from discontinued operations.  As of June 30, 2008, the fair value loss of these contracts was $10,416 (resulting in a gain of $1,308 in the three months ended June 30, 2008) (March 31, 2008 – fair value loss of $11,724).

6.	OTHER INCOME – Other income is comprised of the following:

	Three months ended June 30
	2008	2007

Earnings from available-for-sale securities	$ 586	$ 539
Earnings from equity method investments	457	739
	$ 1,043	$ 1,278

7.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

On June 29, 2008, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

8.
FINANCIAL INSTRUMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	June 30, 2008		March 31 2008
	Carrying amount	Fair value	Carrying amount	Fair value

Held-to-maturity investments	$ 6,633	$ 6,610	$ 5,858	$ 5,925
Available-for-sale securities	19,147	19,147	17,291	17,291
Long-term debt	380,217	395,351	354,654	392,429

Held-to-maturity investments have various maturities through to 2012 and are included under the balance sheet captions “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities consist of an investment in Resolve Business Outsourcing Income Fund and are included under the balance sheet caption “other assets”.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2008:

		Fair value measurements at June 30, 2008
	Carrying value at June 30, 2008	Level 1	Level 2	Level 3

Available-for-sale securities	$ 19,147	$ 19,147	$ -	$ -
Interest rate derivative contracts	10,416	-	10,416	-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price.  Interest rate derivative contracts are measured at fair value using market prices obtained from third parties.

The following table provides the financial assets and liabilities measured at fair value for impairment assessment as of June 30, 2008 and are subject to fair value adjustments in certain circumstances:

Fair value measurements at June 30, 2008
	Carrying value at June 30, 2008	Level 1	Level 2	Level 3

Held-to-maturity investments	$ 6,633	$ -	$ 6,610	$ -

Held-to-maturity investments are valued based on market prices obtained from third parties.

9.	EARNINGS PER COMMON SHARE – The following table reconciles the numerators used to calculate diluted earnings per common share:
	Three months ended June 30
	2008	2007

Net earnings available to common shareholders	$15,249	$18,082
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(1,036)	(1,019)
Net earnings for diluted earnings per share calculation purposes	$14,213	$17,063

The following table reconciles the denominators used to calculate earnings per common share:

(in thousands)	Three months ended June 30
	2008	2007

Basic shares	30,099	29,835
Assumed exercise of Company stock options	266	539
Diluted shares	30,365	30,374

10.	STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  On June 23, 2008, shareholder approval was received to reserve an additional 800,000 Subordinate Voting Shares for issuance under the stock option plan.  As at June 30, 2008, there were 812,000 options available for future grants (March 31, 2008 – 338,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were 336,000 stock options granted during the three months ended June 30, 2008 (2007 – 50,500).  Stock option activity for the three months ended June 30, 2008 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,454,000	$16.94
Granted	336,000	17.22
Exercised	(42,000)	2.39
Forfeited	(10,000)	19.79
Shares issuable under options – End of period	1,738,000	$17.33	2.88	$2,338
Options exercisable – End of period	755,000	$13.81	1.92	$2,092

The amount of compensation expense recorded in the statement of earnings for the three months ended June 30, 2008 was $673 (2007 – $513).  As of June 30, 2008, there was $3,201 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.9 years.  During the three month period ended June 30, 2008, the fair value of options vested was $215 (2007 – $87).

Subsidiary stock option and appreciation plans
The Company has stock option plans at certain of its subsidiaries.  The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 9).

The Company also has stock value appreciation plans at certain of its subsidiaries that provide for cash payments to be made to subsidiary employees based on the long-term appreciation of the stock value of subsidiaries.  The Company’s accounting policy is to record the intrinsic value of these awards as accrued liabilities.  All awards are subject to vesting conditions; therefore graded attribution is applied to the intrinsic value. As a result, compensation expense and the related accrued liability are recognized over the vesting period.  Compensation expense is recorded in the consolidated statement of earnings.  Since these plans are ultimately settled in cash, no dilutive effect has been reflected in the Company’s diluted earnings per share.

11.
PREFERRED SHARES – on June 25, 2007, the Company declared a special stock dividend on its Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One 7% Cumulative Preference Share, Series 1 (a “Preferred Share”) was issued for every five outstanding Common Shares, resulting in the issuance of 5,979,074 Preferred Shares on August 1, 2007.  Each Preferred Share has a stated amount of $25.00.

A dividend of $0.4375 per Preferred Share, for the period March 31, 2008 to June 30, 2008, was paid on June 30, 2008.  As at June 30, 2008, the Company may redeem each Preferred Share for $26.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $26.00.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

The following table provides the pro forma impact on diluted earnings per common share of the preferred dividends on comparative periods.

	Three months ended June 30
	2008	2007
Diluted earnings per common share from continuing operations:
As reported	$0.41	$0.48
Impact of preferred dividends on comparative period	-	(0.08)
Pro forma	$0.41	$0.40

12.
CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

13.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended June 30

2008
Revenues	$ 213,976	$ 163,176	$ 80,637	$ 54	$ 457,843
Operating earnings	13,532	13,018	10,146	(2,881)	33,815

2007
Revenues	$ 193,563	$ 134,045	$ 42,810	$ 76	$ 370,494
Operating earnings	15,525	11,512	10,291	(2,845)	34,483

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended June 30

2008
Revenues	$ 296,942	$ 62,091	$ 40,083	$ 58,727	$ 457,843
Total long-lived assets	409,284	78,205	37,850	52,326	577,665

2007
Revenue	$ 238,355	$ 55,657	$ 38,138	$ 38,344	$ 370,494
Total long-lived assets	408,591	75,181	32,629	52,604	569,005

14.
RECENTLY ISSUED ACCOUNTING STANDARDS – In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of SFAS 161 on its financial statement note disclosures.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of FSP 142-3 on its financial position and results of operations.

15.	SUBSEQUENT EVENT – On July 1, 2008, the Company completed the sale of its Integrated Security Services segment for gross proceeds of $187,500. The proceeds are subject to a working capital adjustment.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
(in US Dollars)
August 1, 2008

Consolidated review

Operating results for the quarter ended June 30, 2008, relative to the same period a year ago were up, with higher revenues and net earnings from continuing operations generated through a combination of acquired and internal growth.

During the three months ended June 30, 2008 we completed three small acquisitions.  In the Commercial Real Estate Services segment, we increased our investment in two businesses operating in Australia and New Zealand, gaining a controlling interest in both businesses.  In the Property Services segment we acquired a majority interest in a Florida franchise outlet of our Handyman Connection franchise system.  The aggregate consideration for these acquisitions was $6.6 million.

On May 15, 2008, we announced that we will be changing our fiscal year-end to December 31, effective December 31, 2008.  This change in year-end did not cause any change in quarter-ends, will bring our year-end into alignment with our peers in the market, and is expected to result in efficiencies at our two segments that already operate with calendar year-ends.  To make the change, we will report a nine-month transitional period ending December 31, 2008 consisting of three quarters.  The quarter ended June 30, 2008 is referred to in this MD&A as the “first quarter”.

On July 1, 2008, we completed the sale of our Integrated Security Services division for gross proceeds of $187.5 million.  This division is included in discontinued operations for the quarter ended June 30, 2008.

Results of operations - three months ended June 30, 2008

Revenues for our first quarter were $457.8 million, 24% higher than the prior year quarter.  Internal growth was 4%, while acquisitions and changes in foreign exchange rates contributed 17% and 3%, respectively.  Our Commercial Real Estate Services and Property Services segments accounted for most of the acquisition revenue growth.

First quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $45.1 million versus $42.7 million reported in the prior year quarter.  Our EBITDA margin was 9.8% of revenues versus 11.5% of revenues in the prior year quarter, while our operating earnings margin was 7.4% versus 9.3% in the prior year quarter.  Operating earnings for the quarter were $33.8 million, down from $34.5 million in the prior year period.  The decrease in operating earnings was primarily due to additional intangibles amortization expense in Commercial Real Estate Services.

Net interest expense was $4.0 million versus $3.0 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 4.9%, which is down from 6.9% from the prior year’s quarter as the increase in indebtedness was from draws on the revolving credit facility which bears lower interest rates than the senior notes.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $161.6 million higher than one year ago primarily as a result of spending on acquisitions during the past twelve months.

The consolidated income tax rate was approximately 28% of earnings before income tax and minority interest, down from the 32% rate in the prior year’s quarter.  The current period’s rate was positively affected by strong earnings in lower-tax jurisdictions outside of North America.  For the nine-month transitional period, we expect our tax rate to approximate 30%.

Net earnings from continuing operations for the quarter were $16.1 million, up 3% versus the prior year quarter.  The increase was primarily attributable to acquisitions completed in all three operating segments.

The Commercial Real Estate Services segment generated $214.0 million of revenues during the first quarter.  Revenue growth was 11%, comprised of an internal revenue decline of 8%, growth from acquisitions of 14% and foreign exchange of 5%. Each of the Asia Pacific, New Europe (comprised of Central and Eastern Europe and Russia), Latin America and Canadian operations experienced internal revenue growth, while the US operations, which comprise approximately 25% of segment revenues, experienced a 30% decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions.  First quarter EBITDA was $19.1 million, down 2% versus the year-ago period.  EBITDA was impacted by weak revenues in the US operations, offset by solid contributions from operations in the Asia Pacific, New Europe, Latin America and Canadian regions, as well as recently acquired tuck-unders.  The EBITDA margin was 8.9% relative to 10.0% during the year-ago period.

Our Residential Property Management segment reported revenues of $163.2 million for the quarter, up 22% versus the prior year quarter.  Internal growth was 11% and an additional 11% of growth resulted from acquisitions completed during the last twelve months, including a facilities staffing business in the US Northeast in January 2008.  Internal growth was generated from numerous property management contract wins.  Residential Property Management EBITDA was $15.9 million relative to $13.7 million in the prior year quarter and margins were 9.7% versus 10.2%.  The decrease in margin was primarily the result of reductions in landscape maintenance margins due to higher fuel costs and lower demand for high-margin installation services.

Property Services revenues were $80.6 million, an increase of 88% over the prior year period.  Internal growth was 28%, while acquisitions accounted for 60%, both attributable to our October 2007 purchase of Field Asset Services, a vendor network providing residential property preservation services to the financial services industry.  Internal revenue growth was led by Field Asset Services, which more than doubled its revenues relative to the year-ago period.  The base business, excluding Field Asset Services, experienced an internal revenue decline of 6%, primarily at our California Closets franchise system and “branchise” operations.  EBITDA was $12.0 million, up from $11.5 million in the prior year period.  Impacting the profitability for the quarter was the contraction of revenues at California Closets as well as moving costs and related productivity reductions at Field Asset Services.  The EBITDA margin was 14.9% versus 27.0% last year.  The margin was impacted by Field Asset Services, which, due to its vendor network operating model, carries a lower margin than the base business.

Corporate expenses for the first quarter totaled $2.8 million and were consistent with the prior year period.

Discontinued operations

Included in discontinued operations for the quarter ended June 30, 2008 are the Integrated Security Services division, the sale of which was completed on July 1, 2008, and the Canadian Commercial Mortgage Securitization operation (“CCMS”), which was wound down during the quarter ended March 31, 2008.  The wind down of CCMS is complete except for the disposal of remaining mortgage loans receivable.  We expect to dispose the mortgage loans receivable, along with the related hedging contracts, as soon as practicable.

Net earnings from discontinued operations were $1.8 million, relative to $2.4 million in the prior year quarter. Included in the current quarter was a $1.3 million pre-tax non-cash mark-to-market gain on interest rate hedges in CCMS, while in the prior year’s quarter a $2.0 million pre-tax gain on securitization was recorded by CCMS.

As at June 30, 2008, we had $18.7 million (March 31, 2008 – $20.8 million) of mortgage loans receivable and a right to purchase $144.4 million (March 31, 2008 – $151.9 million) of mortgages from our co-lenders.  As at June 30, 2008, we had interest rate hedges to convert $143.5 million (March 31, 2008 – $143.5 million) of fixed-rate mortgage loans receivable to floating rates with a fair value loss of $10.4 million (March 31, 2008 – loss of $11.7 million).  Because the hedging contracts do not qualify as accounting hedges, changes in fair value are recognized in earnings from discontinued operations.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

NINE-MONTH TRANSITIONAL PERIOD ENDING DECEMBER 31, 2008
Revenues	$457,843
Operating earnings	33,815
Net earnings from continuing operations	16,111
Net earnings from discontinued operations	1,754
Net earnings	17,865
Net earnings per share:
Basic	0.51
Diluted	0.47

FISCAL YEAR ENDED MARCH 31, 2008
Revenues	$370,494	$379,935	$451,100	$371,686
Operating earnings	34,483	31,770	21,162	(13,839)
Net earnings (loss) from continuing operations	15,685	15,859	9,683	(8,162)
Net earnings (loss) from discontinued operations	2,397	1,834	(1,698)	(1,199)
Net earnings (loss)	18,082	17,693	7,985	(9,361)
Net earnings (loss) per share:
Basic	0.61	0.53	0.18	(0.40)
Diluted	0.56	0.50	0.15	(0.40)

FISCAL YEAR ENDED MARCH 31, 2007
Revenues		$296,908	$326,611	$275,691
Operating earnings		23,957	14,577	9,883
Net earnings from continuing operations		11,848	6,673	2,586
Net earnings (loss) from discontinued operations		125	1,084	(233)
Net earnings		11,973	7,757	2,353
Net earnings per share:
Basic		0.40	0.26	0.08
Diluted		0.38	0.25	0.06

OTHER DATA
EBITDA – Period ending December 31, 2008	$45,063
EBITDA – Fiscal 2008	42,739	$41,894	$36,684	$(1,443)
EBITDA – Fiscal 2007		31,103	23,837	20,082

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations.  The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 35% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation, amortization and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended June 30
	2008	2007

Net earnings from continuing operations	$16,111	$15,685
Minority interest	5,995	6,552
Income taxes	8,778	10,536
Other income, net	(1,043)	(1,278)
Interest expense, net	3,974	2,988
Operating earnings	33,815	34,483
Depreciation and amortization	10,303	7,406
Stock-based compensation expense	945	850
EBITDA	$45,063	$42,739

We are presenting adjusted earnings measures to eliminate the impact of (i) amortization of intangible assets recognized in connection with acquisitions and (ii) stock-based compensation expense.  We believe that the adjusted earnings measures are the best way to assess operating performance and that they are an important metric in valuing our shares because (i) amortization expense is a non-cash charge that impacts the earnings of acquisitive companies and reduces comparability with non-acquisitive companies and (ii) stock-based compensation expense is a non-cash charge that is effectively double-counted, as the effects of stock options are factored into the diluted share count.  In addition, we are presenting the pro forma impact of the preferred share dividends on comparative periods.  The preferred share dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended June 30
	2008	2007

Net earnings from continuing operations	$16,111	$15,685
Stock-based compensation expense	945	850
Amortization expense	4,158	3,219
Deferred income tax	(1,795)	(1,177)
Minority interest	(377)	(357)
Adjusted net earnings	$19,042	$18,220

Diluted net earnings per share from continuing operations	$0.41	$0.48
Pro forma impact of preferred share dividends on comparative periods	-	(0.08)
	0.41	0.40
Stock-based compensation expense, net of deferred income tax	0.02	0.02
Amortization, net of deferred income tax	0.08	0.06
Adjusted diluted net earnings per share	$0.51	$0.48

Liquidity and capital resources

Net cash generated by operating activities from continuing operations for the three month period was $0.2 million, versus $18.6 million in the prior year period.  The decrease was attributable to (i) a build up in accounts receivable at Field Asset Services related to rapid growth in the business and (ii) timing of cash payments on accounts payable and accrued liabilities with more payments in the current quarter compared to the prior year quarter.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at June 30, 2008 was $318.3 million, versus $279.2 million at March 31, 2008.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from spending on share repurchases, fixed assets and business acquisitions.  We are in compliance with the covenants within our financing agreements as at June 30, 2008 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $30.4 million of available un-drawn credit as of June 30, 2008, and a further $50 million available under an accordion provision subject to lender approval.

On July 1, 2008, we received $187.5 million of gross proceeds upon the completion of the sale of our Integrated Security Services division.  Net proceeds, after repurchase of minority interests and transaction costs, of approximately $160 million were applied to repay indebtedness under the revolving credit facility.

For the three months ended June 30, 2008, capital expenditures were $8.2 million.  Significant purchases included leasehold improvements and office furniture to refurbish and expand Commercial Real Estate Services offices.  Based on our current operations, capital expenditures for the nine-month transitional period are expected to be in the range of $20 to $23 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $51.6 million as at June 30, 2008 ($53.6 million as at March 31, 2008).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The approximate total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was as follows:

(in thousands of US$)	June 30, 2008	March 31, 2008

Commercial Real Estate Services	$ 91,700	$ 95,400
Residential Property Management	86,100	81,700
Property Services	47,700	46,800
	$ 225,500	$ 223,900

The above table excludes discontinued operations, which had minority shares valued at $8.7 million as of June 30, 2008 and March 31, 2008.  The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense and increasing intangibles amortization expense and interest expense.

The following table summarizes our contractual obligations as at June 30, 2008:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$ 374,680	$ 21,713	$ 48,572	$ 226,895	$ 77,500
Capital lease obligations	5,537	2,511	3,026	-	-
Operating leases	178,957	41,011	62,691	44,303	30,952
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$ 559,174	$ 65,235	$ 114,289	$ 271,198	$ 108,452

At June 30, 2008, we had commercial commitments totaling $4.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 6.4%.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the March 31, 2008 annual audited consolidated financial statements and note 5 to the June 30, 2008 unaudited interim consolidated financial statements.

Transactions with related parties

During the three months ended June 30, 2008, we paid rent to entities controlled by minority shareholders of our subsidiaries.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $0.6 million (2007 – $0.3 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There have been no other changes in our critical accounting policies and estimates from those described in our annual report dated March 31, 2008.

Recently adopted accounting standards

We adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) effective April 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 is applicable to other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position 157-2, the application of SFAS 157 is delayed to fiscal years beginning after November, 15, 2008 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  There were no material adjustments as a result of adoption.

We adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”) effective April 1, 2008.  SFAS 159 permits us to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.  We did not elect the fair value measurement option under SFAS 159 for any financial assets or liabilities.

Recently issued accounting standards

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about our derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on our financial position, financial performance, and cash flows. The Standard is effective for us as of January 1, 2009.  We are currently evaluating the impact of the adoption of SFAS 161 on our financial statement note disclosures.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The Standard is effective for us as of January 1, 2009.  We are currently evaluating the impact of the adoption of FSP 142-3 on our financial position and results of operations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.

As of the date hereof, we have outstanding 27,868,593 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,074 Preferred Shares.  In addition, as at the date hereof, 1,738,000 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan.

During the period from May 22, 2008 to June 30, 2008, we purchased 960,300 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market at an average cost of $15.47 per share pursuant to a Normal Course Issuer Bid (“NCIB”).  The purchases represented 3.2% of the Subordinate Voting Shares outstanding prior to the purchases and were funded from cash on hand and through the revolving credit facility.  We are authorized to purchase an additional 1,760,000 Subordinate Voting Shares and 475,000 Preferred Shares under the NCIB which expires on June 6, 2009.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended June 30, 2008 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains certain forward-looking statements.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Risks arising from any regulatory review.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.